Exhibit 99.1

Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

NEWS RELEASE

April 3, 2009

Lundin Mining Announces Bought Deal Financing

Lundin Mining Corporation ("Lundin") (TSX:LUN)(OMX:LUMI) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the "Underwriters") which have agreed to purchase, on a bought deal basis, 80 million common shares of Lundin at a price of $2.05 per share, for aggregate gross proceeds of $164 million. The Underwriters will also have the option, exercisable in whole or in part at any time up to 30 days after the closing of the offering, to purchase up to an additional 12 million common shares to cover over-allotments, if any, and for market stabilization purposes. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be approximately $188.6 million.

Lundin plans to use the net proceeds from the offering for working capital and general corporate purposes.

The offering is scheduled to close on or about April 27, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

This press release is not an offer of common shares for sale in the United States. The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from U.S. registration requirements.

FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of applicable Canadian securities legislation or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Generally, these forward-looking statements or information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's current Annual Information Form and management discussion and analysis. Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management at the time they are made, including, without limitation, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers are advised not to place undue reliance on forward-looking statements.